FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 20 August 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

              Form 20-F.........X........Form 40-F.................

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







   THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS NOT FOR RELEASE,
      PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, THE NETHERLANDS, FRANCE, AUSTRALIA, NEW ZEALAND, JAPAN, HONG KONG OR THE REPUBLIC OF
                                  SOUTH AFRICA

                             INTERNATIONAL POWER PLC

RIGHTS ISSUE UPDATE

(London - 20 August 2004) Further to its announcement on 30 July 2004 of an underwritten rights issue (the "Rights Issue"), International Power plc (the " Company") today announces that a prospectus in connection with the Rights Issue and a provisional allotment letter are today being despatched to shareholders (other than certain shareholders with registered addresses outside of or who are citizens or residents of countries other than the United Kingdom or the Republic of Ireland ("Non-UK Shareholders")).

Under the terms of the Rights Issue, holders of the Company's ordinary shares (the "Ordinary Shares") on the register of members of the Company on 13 August 2004 (the "Record Date") will be offered 365,540,834 new Ordinary Shares at a price of 82 pence per share (the "Issue Price") on the basis of 33 new Ordinary Shares for every 100 Ordinary Shares then held (in the case of Non-UK Shareholders subject to applicable law).

The Rights Issue is expected to raise, net of expenses, approximately GBP290 million. The Issue Price represents a discount of 43 per cent. to the closing middle market price of 143 pence per Ordinary Share on 29 July 2004 (the day before the Rights Issue announcement) and a discount of 43 per cent. to yesterday's closing middle market price of 144.25 pence per Ordinary Share.

The nil paid rights to which shareholders who hold their Ordinary Shares in CREST are entitled are expected to be credited to the stock accounts in CREST of those shareholders (other than Non-UK Shareholders) at 8.00am on 23 August 2004. The latest time and date for acceptance and payment in full under the Rights Issue is expected to be 11.00 am. on 14 September 2004. The expected timetable for the Rights Issue is set out in full in the schedule to this announcement.

Holders of options over the Company's Ordinary Shares and holders of US dollar bonds which convert into Ordinary Shares are not entitled to participate in the Rights Issue. However, adjustments to such options and convertible bonds may be made as a result of the Rights Issue in accordance with their respective terms. The Company will shortly write to option holders and bond holders to notify them of the details of these adjustments.

For Further Information Please Contact:

Investor Relations:         Media Relations:           International Power
Aarti Singhal               Finsbury                   Sara Richardson
+44 (0)20 7320 8681         Morgan Bone                +44 (0)20 7320 8619
                            +44 (0)20 7251 3801

Morgan Stanley:             Cazenove:
+44(0) 20 7425 8000         +44(0) 20 7588 2828
William Vereker             Nick Wiles
Alisdair Gayne              Piers Coombs
Alastair Cochran            Robert Constant
Philip Apostolides


Morgan Stanley Securities Limited and Morgan Stanley & Co International Limited are acting for International Power and no one else in connection with the Rights Issue and will not be responsible to anyone other than International Power for providing the protections afforded to their clients or for providing advice in connection with the Rights Issue.

Cazenove is acting for International Power and no one else in connection with the Rights Issue and will not be responsible to anyone other than International Power for providing the protections afforded to the clients of Cazenove or for providing advice in connection with the Rights Issue.

This announcement shall not constitute, or form part of, an offer of, or the solicitation of any offer to subscribe for or buy, any of the new Ordinary Shares to be issued or sold in connection with the Rights Issue. Investment decisions should only be made on the basis of information contained in the Prospectus to be issued today in connection with the Rights Issue and any supplements thereto. The Prospectus contains detailed information about the Rights Issue, International Power and its management, as well as financial information. The offer of the new Ordinary Shares in certain jurisdictions may be restricted by law and therefore potential investors should inform themselves about and observe any such restrictions.

This announcement does not contain or constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "US Securities Act") and may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act.

This announcement and the information contained herein is not for release, publication or distribution in or into the United States, Canada, the Netherlands, France, Australia, New Zealand, Japan, Hong Kong or the Republic of South Africa.

Morgan Stanley Securities Limited may engage in trading activity for the sole purpose of hedging its commitments under the underwriting agreement in connection with the Rights Issue. Such activity may include purchases and sales of securities of the Company and related or other securities and instruments (including Ordinary Shares, nil paid rights and fully paid rights).

Prices and values of, and income from, shares may go down as well as up and an investor may not receive back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.



NOTES TO EDITORS

About International Power

International Power plc is a leading independent electricity generating company with 11,210 MW (net) in operation and 1,649 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, the UAE, Oman, Saudi Arabia, Portugal, Turkey, Malaysia, Pakistan and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".



                                    SCHEDULE

                     EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event                                                                              Time and Date

Record Date for entitlements under the Rights Issue          Close of business on 13 August 2004

Despatch of Provisional Allotment Letters (to Qualifying                          20 August 2004
non-CREST Shareholders only)

Nil Paid Rights credited to stock accounts in CREST (Qualifying        8.00 am on 23 August 2004
CREST Shareholders only)

Dealings in New Ordinary Shares, nil paid, commence on the             8.00 am on 23 August 2004
London Stock Exchange

Ex-Rights Date                                                                    23 August 2004

Latest recommended time and date for requesting withdrawal of        4.30 pm on 8 September 2004
Nil Paid Rights from CREST (1)

Latest time and date for depositing renounced Provisional            3.00 pm on 9 September 2004
Allotment Letters, nil paid, into CREST or for dematerialising
Nil Paid Rights into a CREST stock account (2)

Latest time and date for splitting Provisional Allotment            3.00 pm on 10 September 2004
Letters, nil paid

Latest time and date for acceptance and payment in full            11.00 am on 14 September 2004

Latest recommended time and date for requesting withdrawal of       4.30 pm on 20 September 2004
Fully Paid Rights from CREST (1)

Latest time and date for depositing renounced Provisional           3.00 pm on 21 September 2004
Allotment Letters, fully paid, into CREST or for
dematerialising Fully Paid Rights into a CREST stock account (2)

Latest time and date for splitting Provisional Allotment            3.00 pm on 22 September 2004
Letters, fully paid

Latest time and date for registration of renunciation of           11.00 am on 24 September 2004
Provisional Allotment Letters, fully paid

New Ordinary Shares credited to CREST stock accounts                8.00 am on 27 September 2004
(Qualifying CREST Shareholders only)

Despatch of definitive share certificates for New Ordinary                     By 4 October 2004
Shares in certificated form (Qualifying non-CREST Shareholders only)



The dates set out above and mentioned elsewhere in this announcement may be changed by International Power, with the agreement of Morgan Stanley Securities Limited, Morgan Stanley & Co International Limited and Cazenove. Terms defined in the prospectus in connection with the Rights Issue have the same meaning when used in this schedule.

Notes:

(1) i.e. if your Nil Paid Rights or Fully Paid Rights are in CREST and you wish to convert them into certificated form.

(2) i.e. if your Nil Paid Rights or Fully Paid Rights are represented by a Provisional Allotment Letter and you wish to convert them into uncertificated form in CREST.



                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary